UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT

DYNAMIC MATERIALS CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	0-8328	84-0608431
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

5405 Spine Road Boulder, Colorado	80301
(Address of principal executive offices)	(Zip Code)

Michael Kuta
(303) 665-5700
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

As required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and the requirements of Form SD (collectively, the “Conflict Minerals Rule”), a Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is available on our corporate website at
http://www.dmcglobal.com/investors/governance#governance. The information contained on our website is not incorporated by reference into this Form SD or the Conflict Minerals Report and should not be considered to be part of this Form SD or the Conflict Minerals Report.

Certain of the products manufactured by Dynamic Materials Corporation (together with its consolidated subsidiaries, “DMC” or the “Company”) contain metals extracted from cassiterite, combite-tantalite, wolframite and/or their derivatives. These minerals and gold constitute “Conflict Minerals” under the Conflict Minerals Rule. Specifically, some of the clad plates manufactured by the DMC’s NobelClad division included tantalum plates. Those are the only DMC products where a significant amount of any Conflict Mineral is used. Other DMC products may have trace amounts of Conflict Minerals, such as in a metal alloy or in weld wire residual which remains in the product in the NobelClad division or in liners, explosive powders, and pastes in products sold by DMC's DynaEnergetics division.

In accordance with the Conflict Minerals Rule, the Company undertook to perform a reasonable country of origin inquiry (“RCOI”) of its raw materials suppliers because Conflict Minerals are or may be necessary to the functionality or production of certain products manufactured by DMC.

For this RCOI, the Company identified suppliers from which it purchased raw materials during 2015, contacted each, and requested that each provide DMC information about the extent to which their products purchased by DMC did or did not include any Conflict Minerals. The preferred response format was a completed Conflict Minerals Reporting Template (the “Template”), which was developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC/GeSI”). The EICC/GeSI, also known as the Conflict-Free Sourcing Initiative, is a joint venture by these two organizations to help companies source conflict-free minerals. The Template was developed “to help companies gather due diligence in a common format.”

DMC reviewed the completed Templates or other information provided by the suppliers with respect to the inclusion of Conflict Minerals in their products which DMC had purchased, and requested further information or clarification from the suppliers where it was deemed necessary or appropriate.

Item 1.02 Exhibit

In accordance with the Conflict Minerals Rule, a Conflict Minerals Report for the year ended December 31, 2015 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits
Exhibit 1.01 – Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DYNAMIC MATERIALS CORPORATION

Dated: May 31, 2016	By:	/s/ Michael Kuta
Michael Kuta
Chief Financial Officer